Exhibit (d)(9)

NON-COMPETITION AGREEMENT

This Non-Competition Agreement (this “Agreement”) is made and entered into as of August 8, 2008, by and between KI NutriCare, Inc. (“Parent”) and Susan Levine, an individual (“Seller”).

RECITALS

A. This Agreement is entered into in connection with the Closing pursuant to that certain Agreement and Plan of Merger dated as of August 8, 2008 (the “Merger Agreement”), by and among Parent, Longhorn Acquisition Corp. (“Merger Sub”) and Allergy Research Group, Inc., a Florida corporation (the “Company”). Terms capitalized but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

B. Pursuant to the terms of the Merger Agreement, Parent (or its assignee) will acquire all of the outstanding shares of the Company’s common stock (“Common Stock”). The Seller is the beneficial owner of approximately 67% of the outstanding shares of Common Stock.

C. In order to induce Parent to enter into and consummate the transactions contemplated by the Merger Agreement, and to protect for Parent the goodwill associated with the business of the Company and to be acquired by Parent, Seller is willing to enter into this Agreement.

AGREEMENT

The parties hereby agree as follows:

1. Effectiveness of Agreement. This Agreement shall become effective as of the date Merger Sub merges with and into the Company (the “Effective Date”).

2. Experience and Skill of Seller. As the principal owner and a key employee of the Company, Seller has been actively involved in the management of the Company’s business and in the development of the Company’s products and has thereby acquired considerable experience and skill. Parent wishes to protect its investment in the business acquired pursuant to the Merger Agreement by restricting the activities of Seller which might compete with or otherwise harm such business, and, as part of the consideration and inducement to Parent for acquiring the business, Seller is willing to agree to and abide by such restrictions as hereinafter provided.

3.	Non-Competition and Non-Solicitation Covenants.

3.1 General. Seller acknowledges that she owns a significant interest in the Company. Seller further acknowledges that the value of the consideration paid by Parent in connection with the Merger Agreement is substantial and that preservation of the goodwill associated with the Company is a part of the consideration which Parent is receiving in the Merger Agreement. Parent desires that Seller enter into a non-competition and non-solicitation agreement with Parent as set forth herein, and Seller is willing to agree to such non-competition and non-solicitation provisions as set forth herein. Seller agrees that such non-competition and non-solicitation provisions are separately bargained-for consideration and are material inducements to Parent to enter into the Merger Agreement. Accordingly, Seller agrees to the non-competition and non-solicitation provisions set forth in this section. Seller represents that the execution of this Agreement, and the performance of Seller’s obligations under this Agreement, will not conflict with, or result in a violation or breach of, any other agreement to which Seller is a party or any judgment, order or decree to which Seller is subject.

3.2 Non-Competition. Seller acknowledges that the nature of the Company’s business and Seller’s position as the founder and principal shareholder of the Company are such that if Seller were to become employed by, or substantially involved in, the business of a competitor of the Company during a period of time following the Closing, it would be very difficult for Seller not to rely on or use the Company’s trade secrets and confidential information. Thus, to avoid the inevitable disclosure of the Company’s trade secrets and confidential information, and to protect such trade secrets and confidential information and the Company’s relationships and goodwill with customers, during the period commencing on the Effective Date and continuing until the fifth (5th) anniversary of the Closing (the “Restricted Period”), unless otherwise agreed to in writing by a majority of the Company’s Board of Directors (the “Board”), Seller will not directly or indirectly through any other Person engage in, enter the employ of, render any services to, have any ownership interest in, nor participate in the financing, operation, management or control of, any Competing Business. For purposes of this Agreement, the phrase “directly or indirectly through any other Person engage in” shall include, without limitation, any direct or indirect ownership or profit participation interest in such enterprise, whether as an owner, stockholder, member, partner, joint venturer or otherwise, and shall include any direct or indirect participation in such enterprise as an employee, consultant, director, officer, licensor of technology or otherwise. For purposes of this Agreement, “Competing Business” means a Person anywhere in the continental United States and elsewhere in the world where the Company and its Affiliates engage in business on the Effective Date (the “Restricted Area”) that at any time during the Restricted Period competes with the Company or any of its Affiliates in any business related to research, development, manufacture, distribution and sale of vitamins, minerals, health and nutritional supplements, sports nutrition products, herbal teas and natural health and beauty care products and such other businesses as the Company is engaged in on the Effective Date. Nothing herein shall prohibit Seller from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded, so long as Seller has no active participation in the business of such corporation. Seller expressly agrees that the foregoing covenants in this Section 3.2 shall continue in effect through the entire Restricted Period regardless of whether Seller is then entitled to receive any compensation or benefits (including severance benefits) from the Company.

As used in this Agreement, “Affiliate” of the Company means an individual or entity that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of any entity. As used in this Agreement, the term “Person” shall be construed broadly and shall include, without limitation, an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

3.3 Non-Solicitation of Employees. During the Restricted Period, Seller will not directly or indirectly through any other Person induce or attempt to induce any employee or independent contractor of the Company or any Affiliate of the Company to leave the employ or service, as applicable, of the Company or such Affiliate, or in any way interfere with the relationship between the Company or any such Affiliate, on the one hand, and any employee or independent contractor thereof, on the other hand. Seller expressly agrees that the foregoing covenants in this Section 3.3 shall continue in effect through the entire Restricted Period regardless of whether Seller is then entitled to receive any compensation or benefits (including severance benefits) from the Company.

3.4 Non-Solicitation of Customers. During the Restricted Period, Seller will not directly or indirectly through any other Person influence or attempt to influence customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents, or partners of the Company or any Affiliate of the Company to divert their business away from the Company or such Affiliate, and Seller will not otherwise interfere with, disrupt or attempt to disrupt the business relationships, contractual or otherwise, between the Company or any Affiliate of the Company, on the one hand, and any of its or their customers, suppliers, vendors, lessors, licensors, joint venturers, associates, officers, employees, consultants, managers, partners, members or investors, on the other hand. Seller expressly agrees that the foregoing covenants in this Section 3.4 shall continue in effect through the entire Restricted Period regardless of whether Seller is then entitled to receive any compensation or benefits (including severance benefits) from the Company.

3.5 Understanding of Covenants. Seller represents that she (i) is familiar with and has carefully considered the foregoing covenants not to compete and not to solicit, (ii) is fully aware of her obligations hereunder, (iii) is the founder and principal shareholder of the Company and is in possession of the Company’s trade secrets and confidential information, and will be a consultant of the Company following the Closing with access to the Company’s trade secrets and confidential information, (iv) understands that one of the material inducements for the Company to enter into the Merger Agreement and provide Seller the consideration for her equity interests in the Company specified in the Merger Agreement was Seller’s agreement to enter into an agreement containing the foregoing covenants not to compete and not to solicit, (v) agrees to the reasonableness of the length of time, scope and geographic coverage of the foregoing covenants not to compete and not to solicit, (vi) agrees that the Company and its Affiliates currently conduct business throughout the Restricted Area, and (vii) agrees that such covenants are necessary to protect the Company’s confidential and proprietary information, good will, stable workforce, and customer relations. Seller understands that the foregoing covenants not to compete and not to solicit may limit her ability to earn a livelihood in a business similar to the business of the Company and any of its Affiliates, but she nevertheless believes that she has received and will receive sufficient consideration and other benefits as described in the recitals hereto to clearly justify such restrictions which, in any event (given her education, skills and ability), Seller does not believe would prevent her from otherwise earning a living. Seller agrees that the foregoing covenants not to compete and not to solicit do not confer a benefit upon the Company disproportionate to the detriment of Seller.

The Seller acknowledges and agrees that the covenants set forth in this Section 3 are in addition to, and not in lieu of, the restrictive covenants set forth in Section 6 of that certain Consulting Agreement dated August 8, 2008 by and between the Seller and the Company.

3.6 Scope of Covenants. The covenants contained in this Section 3 will be construed as a series of separate covenants, one for each county, city, state, or any similar subdivision in any geographic area. Except for geographic coverage, each such separate covenant will be deemed identical in terms to the covenants contained in this Section 3. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) will be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Agreement are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions will be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

3.7 Enforcement. Without limiting the generality of Section 12, Seller agrees that a material breach by Seller of any of the covenants set forth in this Section 3 would cause immediate and irreparable harm to the Company that would be difficult or impossible to measure, and that damages to the Company for any such injury would therefore be an inadequate remedy for any such breach. Therefore, Seller agrees that in the event of any breach or threatened breach of any of such covenants, the Parent shall be entitled, in addition to and without limitation upon all other remedies the Parent may have under this Agreement, at law or otherwise, to obtain specific performance, injunctive relief and/or other appropriate relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Section 3; provided, however, that the Parent agrees to attempt in good faith to discuss any such breach or threatened breach with the Seller prior to seeking such relief and, if the parties so agree and such breach or threatened breach is reasonably susceptible of cure in the circumstances, to permit Seller a reasonable opportunity to so cure. Seller further agrees that the Restricted Period shall be extended by the same amount of time that Seller is in breach of any provision of this Section 3.

4. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5. Number and Gender; Examples. Where the context requires, as used in this Agreement, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

6. Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

7. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of California, without giving effect to any choice of law or conflicting provision or rule (whether of the state of California or any other jurisdiction) that would cause the laws of any jurisdiction other than the state of California to be applied. In furtherance of the foregoing, the internal law of the state of California will control the interpretation and construction of this Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

8. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable under any present or future law, and if the rights and obligations of any party under this Agreement will not be materially and adversely affected thereby, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction, and to this end the provisions of this Agreement are declared to be severable; furthermore, in lieu of such invalid or unenforceable provision there will be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, if such provision could be more narrowly drawn (as to geographic scope, period of duration or otherwise) so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9. Entire Agreement. This Agreement embodies the entire agreement of the parties hereto respecting the matters within its scope. This Agreement supersedes all prior and contemporaneous agreements of the parties hereto that directly or indirectly bears upon the subject matter hereof. Any prior negotiations, correspondence, agreements, proposals or understandings relating to the subject matter hereof shall be deemed to have been merged into this Agreement, and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth herein. Notwithstanding the foregoing, the Consulting Agreement between the Seller and the Company entered into on or about the date hereof is outside of the scope of the integration provisions of this Section 9.

10. Modifications. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

11. Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

12. Arbitration. Any dispute, claim or controversy arising out of or relating to this Agreement, the enforcement or interpretation of any provision hereof or thereof, or because of an alleged breach, default, or misrepresentation in connection with any provision hereof or thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be submitted to final and binding arbitration, to be held in San Francisco, California before a sole arbitrator (the “Arbitrator”) selected from the American Arbitration Association, as the exclusive forum for the resolution of such dispute; provided, however, that provisional injunctive relief may, but need not, be sought by either party to this Agreement in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief which the Arbitrator deems just and equitable, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The parties acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement. The parties agree that the Company shall be responsible for payment of the forum costs of any arbitration hereunder, including the Arbitrator’s fee, but that each party shall bear its own attorneys fees and other expenses.

13. Notices.

(a) All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by registered or certified mail, postage prepaid, return receipt requested. Any notice shall be duly addressed to the parties as follows:

if to the Parent, to:

c/o Country Life LLC

180 Vanderbilt Motor Parkway

Hauppauge, New York 11788

Attention: Richard Belenski

with a copy to:

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, California 94111

Attn: Michael J. Kennedy, Esq. and Eric C. Sibbitt, Esq.

if to Seller:

Susan Levine

15 Bridge Road

Kentfield, California 94904

(b) Any party may alter the address to which communications or copies are to be sent by giving written notice of such change of address in conformity with the provisions of this Section 13 for the giving of notice. Any communication shall be effective when delivered by hand, when otherwise delivered against receipt therefor, or five (5) business days after being mailed in accordance with the foregoing.

14. Legal Counsel; Mutual Drafting. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. Seller agrees and acknowledges that she has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has had ample opportunity to do so.

15. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

[Signature Page Follows]

The parties have caused this Agreement to be executed as of the date first written above.

KI NUTRICARE, INC.

By:	/s/ Kenichi Saito
Name:	Kenichi Saito
Title:	President
Address:	180 Vanderbilt Motor Parkway Hauppauge, NY 11788 Attention: Toshiyuki Onozuka
Fax No:	(631) 232-5017

/s/ Susan Levine
Susan Levine
Address:	15 Bridge Road
Kentfield, CA 94904
Fax No:	(415) 925-1356

[Signature page to Non-Competition Agreement]